FILED PURSUANT TO RULE 424(h)
REGISTRATION FILE NO.: 333-207340-12

The information in this supplement is not complete and may be changed. This supplement is not an offer to sell these securities and is not soliciting an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

The preliminary prospectus to which this is a supplement, dated June 22, 2018, may be amended or completed prior to time of sale.

SUPPLEMENT
(To Prospectus Dated June 18, 2018)

$709,367,000 (Approximate)

UBS Commercial Mortgage Trust 2018-C11

(Central Index Key Number 0001740040)

as Issuing Entity

UBS Commercial Mortgage Securitization Corp.

(Central Index Key Number 0001532799)

as Depositor

UBS AG

(Central Index Key Number 0001685185)

Argentic Real Estate Finance LLC

(Central Index Key Number 0001624053)

Natixis Real Estate Capital LLC
(Central Index Key Number 0001542256)

Société Générale

(Central Index Key Number 0001238163)

KeyBank National Association
(Central Index Key Number 0001089877)

Cantor Commercial Real Estate Lending, L.P.

(Central Index Key Number 0001558761)

as Sponsors and Mortgage Loan Sellers

Commercial Mortgage Pass-Through Certificates, Series 2018-C11

This is a supplement (“Supplement”) to the prospectus dated June 18, 2018 (the “Preliminary Prospectus”). Capitalized terms used in this Supplement but not defined herein have the meanings given to them in the Preliminary Prospectus.

Collateral Updates

The text of the section titled “Description of the Mortgage Pool—Releases; Partial Releases” is amended to delete the fifth bullet point under the first paragraph relating to the Melbourne Hotel Portfolio Mortgage Loan (2.9%).

With respect to the Commons at Southtowne I Mortgage Loan (3.2%), the definition of “Material Tenant Trigger Event” on page A-3-84 is deleted and replaced with the following:

“A “Material Tenant Trigger Event” will occur upon (i) a Material Tenant (as defined below) giving written notice of its intent to terminate, cancel, not extend or not renew its Material Tenant lease, and will continue until, with respect to 75% or more of the applicable Material Tenant’s space, (a) an acceptable Material Tenant lease extension, (b) one or more acceptable Material Tenant space re-tenanting events or (c) the unconditional revocation of all termination and cancellation notices; (ii) on or prior to the Material Tenant Rollover Notice Date (as defined below), a Material Tenant not extending or renewing its Material Tenant lease, and will continue until, with respect to 75% or more of the applicable Material Tenant’s space, (a) an acceptable Material Tenant lease extension or (b) one or more acceptable Material Tenant space re-tenanting events; (iii) a Material Tenant failing to give notice of its extension or renewal on or prior to the date required under its Material Tenant lease, and will

UBS Securities LLC	Natixis	Société Générale
Co-Lead Manager and Joint Bookrunner	Co-Lead Manager and Joint Bookrunner	Co-Lead Manager and Joint Bookrunner
KeyBanc Capital Markets Co-Manager	Cantor Fitzgerald & Co. Co-Manager	Drexel Hamilton Co-Manager	Academy Securities Co-Manager

The date of this Supplement is June 22, 2018

continue until, with respect to 75% or more of the applicable Material Tenant’s space, (a) an acceptable Material Tenant lease extension or (b) one or more acceptable Material Tenant space re-tenanting events; (iv) an event of default under a Material Tenant lease beyond any applicable notice and cure period, and will continue until the applicable event of default has been cured, provided however, with respect to the Burlington lease, the HVAC matters set forth in the estoppel will not constitute as a Material Tenant Trigger Event if, on or before July 16, 2018, the Commons at Southtowne I Borrower (a) remediates such matters to Burlington’s reasonable satisfaction and (b) delivers to lender a new estoppel from Burlington, stating that no defaults are continuing under such Material Tenant lease; (v) a Material Tenant or lease guarantor of the Material Tenant’s lease becoming insolvent or a debtor in any bankruptcy action, and will continue until the Material Tenant’s lease is unconditionally affirmed in the applicable bankruptcy and the Material Tenant is paying full unabated rent or, if applicable, the guarantor bankruptcy has been discharged or dismissed; (vi) a Material Tenant’s lease being terminated or no longer in full force and effect, and will continue until one or more acceptable Material Tenant space re-tenanting events with respect to all of the applicable Material Tenant lease; (vii) a Material Tenant “going dark,” vacating, ceasing to occupy or discontinuing its operations at the space demised under the Material Tenant lease, and will continue until the applicable Material Tenant is in actual possession of, and utilizing the Material Tenant space under customary business operations, and paying full, unabated rent; or (viii) Burlington exercises its right to pay reduced rent as a result of a co-tenancy trigger event under the Burlington lease, and will continue until the Commons at Southtowne I Borrower provides evidence to the lender that Burlington has recommenced paying full rent under its lease. Notwithstanding anything to the contrary in the foregoing, a Material Tenant Trigger Event will not occur following a failure of Bed Bath & Beyond to exercise its option to renew its lease on or before July 31, 2018, provided that the Commons at Southtowne I Borrower deposits $1,120,000 into the Material Tenant Rollover Account on or before such date. Such funds will be held by the lender in the Material Tenant Rollover Account until certain conditions set forth in the Mortgage Loan documents are satisfied.”